UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

_____________________________________

a.k.a. Brands Holding Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00152K101
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

_____________________________________

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Bryett Enterprises Trust
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,591,189
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,591,189
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,591,189
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 16.01%(1)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1) Calculated based on 128,647,836 shares of common stock, par value $0.001 per share outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Bryett Enterprises Pty Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,591,189
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,591,189
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,591,189
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 16.01%(1)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1) Calculated based on 128,647,836 shares of common stock, par value $0.001 per share outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Wesley Alexander Bryett
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,591,189
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,591,189
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,591,189
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 16.01%(1)
12.	Type of Reporting Person (See Instructions) IN

Remarks:

(1) Calculated based on 128,647,836 shares of common stock, par value $0.001 per share outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

Item 1(a).	Name of Issuer
a.k.a. Brands Holding Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices
100 Montgomery Street, Suite 1600 San Francisco, California 94104

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:
(i)Bryett Enterprises Trust
(ii)Bryett Enterprises Pty Ltd.
(iii)Wesley Alexander Bryett

Item 2(b).	Address of the Principal Business Office, or if none, Residence:
5 Short St. Burleigh Heads, Australia, 4220

Item 2(c).	Citizenship
See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities
Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number
00152K101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.

Item 4.	Ownership

(a)Amount beneficially owned:
See responses to Item 9 on each cover page.
(b)Percent of Class:
See responses to Item 11 on each cover page.
(c)Number of shares as to which the Reporting Person has:
(i)Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.
(ii)Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.
(iii)Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.
(iv)Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

The securities reported herein are held directly by Bryett Enterprises Trust. The Bryett Enterprises Trust is 100% owned by the Bryett Enterprises Pty Ltd., whose sole director is Wesley Bryett. Wesley Bryett has sole voting and dispositive power over the 20,591,189 shares of common stock held of record by The Bryett Enterprises Trust. This Statement shall not be construed as an admission that any individual Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Bryett Enterprises Trust

By:	/s/ Wesley Bryett
Name:	Wesley Bryett
Title:	Director

EXHIBIT LIST

Exhibit 99.A	Joint Filing Agreement, dated as of February 14, 2022